United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Cian PLC

(Name of Issuer)

Ordinary shares, par value $0.0004 per ordinary share

(Title of Class of Securities)

83418T108

(CUSIP Number)**

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	There is no CUSIP number assigned to the issuer’s ordinary shares. This CUSIP number is for the issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “CIAN.” Each ADS represents one ordinary share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83418T108	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons Elbrus Capital General Partner II Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,070,932
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,070,932

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,070,932
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 39.2%
12	Type of Reporting Person OO

CUSIP No. 83418T108	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Elbrus Capital Fund II L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,070,932
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,070,932

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,070,932
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 39.2%
12	Type of Reporting Person PN

CUSIP No. 83418T108	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons Elbrus Capital Fund IIB L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,070,932
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,070,932

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,070,932
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 39.2%
12	Type of Reporting Person PN

CUSIP No. 83418T108	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons Ronder Investments Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,807,496
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,807,496

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,807,496
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.0%
12	Type of Reporting Person OO

CUSIP No. 83418T108	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons Speedtime Trading Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,263,436
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,263,436

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,263,436
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.2%
12	Type of Reporting Person OO

CUSIP No. 83418T108	Schedule 13G	Page 6 of 10

ITEM 1.	(a)	Name of Issuer:

Cian PLC (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, Larnaca, 6037, Cyprus.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Elbrus Capital General Partner II Limited

Elbrus Capital Fund II L.P.

Elbrus Capital Fund IIB L.P.

Ronder Investments Limited

Speedtime Trading Limited

(b)	Address or Principal Business Office:

The business address for each of Elbrus Capital General Partner II Limited, Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. is One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands.

The business address for Ronder Investments Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

The business address for Speedtime Trading Limited is 6 Ioanni Stylianou, Floor: 2nd, flat/ office 202, Nicosia, 2003, Cyprus.

(c)	Citizenship of each Reporting Person is:

Each of Elbrus Capital General Partner II Limited, Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. and is organized under the laws of the Cayman Islands.

Ronder Investments Limited is organized under the laws of the British Virgin Islands.

Speedtime Trading Limited is organized under the laws of Cyprus.

CUSIP No. 83418T108	Schedule 13G	Page 7 of 10

(d)	Title of Class of Securities:

Ordinary shares, par value $0.0004 per ordinary share (“Ordinary Shares”).

(e)	CUSIP Number:

83418T108*.

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of February 10, 2021, based upon 69,042,400 Ordinary Shares outstanding as of November 4, 2021 based on the information included in the Issuer’s final prospectus forming part of the registration statement on Form F-1 (Registration No. 333-260218) and dated such date.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Elbrus Capital General Partner II Limited	27,070,932	39.2%	0	27,070,932	0	27,070,932
Elbrus Capital Fund II L.P.	27,070,932	39.2%	0	27,070,932	0	27,070,932
Elbrus Capital Fund IIB L.P.	27,070,932	39.2%	0	27,070,932	0	27,070,932
Ronder Investments Limited	13,807,496	20.0%	0	13,807,496	0	13,807,496
Speedtime Trading Limited	13,263,436	19.2%	0	13,263,436	0	13,263,436

Ronder Investments Limited is the record holder of 13,807,496 Ordinary Shares reported herein and Speedtime Trading Limited is the record holder of 13,263,436 Ordinary Shares reported herein.

Each of Ronder Investments Limited and Speedtime Trading Limited is an investment vehicle associated with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. As a result, each of Elbrus Capital Fund II L.P., Elbrus Capital Fund IIB L.P. and Elbrus Capital General Partner II Limited may be deemed to share beneficial ownership of the Ordinary Shares owned by Ronder Investments Limited and Speedtime Trading Limited.

*	There is no CUSIP number assigned to the Issuer’s Ordinary Shares. This CUSIP number is for the Issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “CIAN.” Each ADS represents one Ordinary Share.

CUSIP No. 83418T108	Schedule 13G	Page 8 of 10

Evert Brunekreef and Daniel Thomas Rewalt are the directors of Elbrus Capital General Partner II Limited. Mr. Brunekreef and Mr. Rewalt disclaim beneficial ownership of the investments held by Elbrus Capital General Partner II Limited. The Senior Partners of Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. are Dmitri Krukov, Alexander Savin and Rob Thielen. Each of Mr. Krukov, Mr. Savin and Mr. Thielen disclaims beneficial ownership of the Ordinary Shares except to the extent of any pecuniary interest therein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 83418T108	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2022

Elbrus Capital General Partner II Limited

By:	/s/ Evert Brunekreef
Name:	Evert Brunekreef
Title:	Directors

Elbrus Capital Fund II L.P.

By:	/s/ Evert Brunekreef
Name:	Evert Brunekreef
Title:	Authorized Signatory

Elbrus Capital Fund IIB L.P.

By:	/s/ Evert Brunekreef
Name:	Evert Brunekreef
Title:	Authorized Signatory

Ronder Investments Limited

By:	/s/ Yury Titarenko
Name:	Yury Titarenko
Title:	Director

Speedtime Trading Limited

By:	/s/ Yury Titarenko
Name:	Yury Titarenko
Title:	Director

CUSIP No. 83418T108	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.